March 15, 2011

Via Edgar Submission and Courier

Ms. Brittany Ebbertt
Staff Accountant
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	Banco Santander Chile
Form 20-F for the Fiscal Year Ended December 31, 2009
File No. 001-14554

Dear Ms. Ebbertt:

Banco Santander Chile (the “Company”) has received the comments of the Staff (the “Staff”) of the Securities and Exchange Commission contained in the letter from the Staff dated February 15, 2011 (the “Comment Letter”) regarding the above filing.

Our responses to the Staff’s comments on the 2009 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

Form 20F for Fiscal Year Ended December 31, 2009

f) Description of principal adjustments, page F-44

General

1.
We note your response to comment 13 in your letter dated December 23, 2010. Please explain to us how your incurred loss model has consistently resulted in an allowance for loan losses that is higher than the allowance for loan losses that would have been calculated if you used the SBIF expected loss model. In your response, please quantify and qualitatively explain the key differences the two models that results in higher allowance under your model.

We respectfully advise the Staff that the Superintendency of Banks and Financial Institutions (SBIF) regulations for allowance for loan losses for group evaluations provide for the evaluation of large numbers of transactions with low individual amounts belonging to natural persons or small sized companies, and establish a conceptual framework within which the Bank has developed its own internal models for each of the categories included under group evaluation (consumer loans, mortgages loans, and small sized companies).  The SBIF’s conceptual framework considers factors like debtor characteristics and payment behavior, recovery history, loss rates per segment and risk profile among other factors.  All of these considerations provide objective evidence about whether assets or groups of financial assets are impaired as required by IAS 39.59.  The Bank’s internally developed models for group evaluations follow an incurred loss approach, according to IFRS.  The SBIF reviews these models on an annual basis and assesses whether they result in allowances for loan losses that are sufficient under its view and interpretation of the conceptual framework. The annual review is required by the SBIF's regulation and is made every year to all of the banks in Chile.

Securities and Exchange Commission	March 15, 2011	pg. 2

Regarding individual loan evaluations, the SBIF’s regulation  covers large commercial loans, leasing and factoring, and establishes risk categories for each individual borrower.  Accordingly, the Bank assigns a risk category level to each borrower and its respective loans.  The following risk factors are considered within the analysis: industry sector, owners or managers, their financial situation, their payment capacity, and payment behavior.  All of these considerations provide objective evidence about whether assets or groups of financial assets are impaired as is required by IAS 39.59. Risk categorizations determined by the Bank and the application of estimated range of loss and allowance percentages for each category of loan are reviewed and assessed once a year by the SBIF,  to determine whether they result in allowances for loan losses that are sufficient under the SBIF’s view and interpretation of the regulation.  As mentioned above the annual review is required by the SBIF's regulation and is made every year to all of the banks in Chile.  Percentages used by the Bank are set based on the Bank’s best estimate of incurred loss factors for each group of individual borrowers, according to IFRS.

Therefore there is no way for us to quantify the difference in allowance methodologies other than the request from the SBIF for additional loan loss allowances when according to its assessment of the Bank’s calculation, the Bank’s allowance needs to be increased   We respectfully note that over the last years and in particular for 2009 and 2008, the SBIF has not requested additional allowances after its review. For this reason, the Bank believes that its calculation of allowance for loan losses has been higher than the SBIF’s in 2009 and 2008.    Additional allowances were last requested by the SBIF in 2005 for a total amount of Ch$8,000 million.

Additionally, and as stated in our prior letter, dated December 23, 2010, under comment 13, beginning January 1, 2010, the SBIF started to incorporate new requirements to the model for the allowance for loan losses calculation, which includes an expected loss approach.  These modifications are contained in Chapter B-3 “Contingent Loans” of the New Compendium of Accounting rules of the SBIF, and requires, commencing January 1, 2010, that all the financial institutions include in the calculation of expected loss and reserves levels, a percentage of off-balance sheet contingent loans.  These includes among others, lines of credits approved but not disbursed, unused credit card lines, stand-by letters of credit and other operations guaranteed by the Bank.  Considering our incurred loss approach for IFRS purposes, this adjustment will be reversed and will only be applied to our local statutory financial statements.

2.
We note your response to comment 13 in your letter dated December 23, 2010 and your disclosure on page 13 of your fourth quarter 2010 earnings report included in your Form 6-K filed on February 4, 2011 in which you discuss that your allowance for loan losses prepared in accordance with IFRS and included in U.S. securities and Exchange Commission filings will be calculated differently than the allowance for loan losses reported to the SBIF.  In future filings, please ensure that you identify and appropriately disclose all differences between your IFRS financial statements and those submitted to the SBIF.  Also, in all future filings (Forms 6-K, 20-F, etc) please have clear disclosure regarding the accounting model used to calculate the allowance for loan losses.

We acknowledge the Staff’s comment, and in future 6-K filings we will identify and appropriately disclose all differences between our IFRS statements and those submitted to the SBIF, as we do in our annual 20-F filing.  In future filings we will also provide clear disclosure regarding the accounting model used to calculate allowance for loan losses.

Securities and Exchange Commission	March 15, 2011	pg. 3

Price-level restatement, page F-46

3.
We note your response to comment 15 in your letter dated December 23, 2010. Please revise future filings to include the information included in your response explaining why you did not reverse the price-level restatement for paid-in-capital

We acknowledge the Staff’s Comments and in future filings we will add an explanatory note to our Statements of Changes in Shareholders Equity stating that the December 31, 2008 paid-in-capital balance includes price-level restatement adjustments that have not been reversed due to compliance with local regulations.

In future filings, we propose to include the following discussion as an explanatory note on our Statements of Changes in Shareholders Equity on our 2010 Form 20-F:

“The December 31, 2008 paid-in-capital balance includes price-level restatement adjustments that were not reversed when we adopted IFRS in 2009.  We elected not to reverse such price-level restatement adjustments based on SVS Circular N°456 which indicates that the impact of deflation shall apply to paid-in-capital accounts as paid-in-capital accounts during the transition period to IFRS accounting is set forth in the Company’s bylaws, which were amended based on the distribution of the revalued equity and approved at the annual shareholder’s meeting held pursuant to Article 10, section 2 of Chile Law N°18.046 Sociedades Anónimas.”

In connection with the above responses, the Company hereby acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact me at +56 2 648-4034 or Nicholas Kronfeld (212-450-4950) of Davis Polk & Wardwell, should you have any questions regarding the foregoing.

Very truly yours, /s/ Gabriel Montoya
Gabriel Montoya Chief Financial Officer

cc:	Nicholas Kronfeld
Davis Polk & Wardwell